UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number: 000-51672

FREESEAS INC.

 (Name of Registrant)

6 Loukianou Street, 10675 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.         Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Annual Meeting of Shareholders

FreeSeas Inc. (the “Company”) has announced that its annual meeting of shareholders will be held on December 19, 2017 (the “Annual Meeting”). In that regard, attached hereto as Exhibits 99.1, 99.2 and 99.3 are copies of (i) the Notice of Annual Meeting, (ii) Proxy Statement, and (iii) Form of Proxy Card, respectively.

The Company’s Annual Report on Form 20-F (the “Annual Report”), which contains the Company’s audited financial statements for the year ended December 31, 2016, is being mailed to the Company’s shareholders and also posted on the Company’s website, www.freeseas.gr. Shareholders should go to the link “2017 Annual Meeting Materials” on the Investor Relations page of the Company’s website for a copy of the Annual Report, as well as copies of the Proxy Statement and form of Proxy Card for the Annual Meeting. Please note that the form of Proxy Card on the website is for information purposes only and cannot be used to vote.

SUBMITTED HEREWITH:

Exhibit Number	Description of Exhibit

99.1	Notice of Annual Meeting of Stockholders

99.2	Proxy Statement

99.3	Form of Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREESEAS INC.

Date: November 9, 2017	By:	/s/ DIMITRIS FILIPPAS
Dimitris Filippas
Chief Financial Officer